Hercules Capital, Inc.

400 Hamilton Avenue, Suite 310

Palo Alto, CA 94301

August 24, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Christina DiAngelo Fettig/Karen Rossotto

Re:	Hercules Capital, Inc.
Registration Statement on Form N-2
File Number: 333-203511

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Hercules Capital, Inc., a Maryland corporation (the “Company”), respectfully requests acceleration of the effective date of post-effective amendment no. 8 to its Registration Statement on Form N-2 (File No. 333-203511) (the “Registration Statement”) so that such Registration Statement may be declared effective at 4:00 p.m. on August 24, 2016, or as soon as practicable thereafter. In response to the request of the staff of the U.S. Securities and Exchange Commission, the Company hereby confirms that it has not sold shares pursuant to the Registration Statement at any time after July 15, 2016.

We request that we be notified of such effectiveness by a telephone call to William Bielefeld of Dechert LLP at (202) 261-3386, and that such effectiveness also be confirmed in writing.

The Company hereby acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Hercules Capital, Inc.

By:	/s/ Mark R. Harris
	Name:	Mark R. Harris
	Title:	Chief Financial Officer/Chief Accounting Officer